SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL FINANCE CORPORATION

(Name of Subject Company (Issuer))

UR MERGER SUB VI CORPORATION

a wholly owned subsidiary of

UNITED RENTALS (NORTH AMERICA), INC.

a wholly owned subsidiary of

UNITED RENTALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Joli Gross

UR Merger Sub VI Corporation

100 Stamford Place, Suite 700

Stamford, CT 06902

(203)-618-7342

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form of Registration No.	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Common Stock, par value $0.0001 per share, of General Finance Corporation (“GFN”) by UR Merger Sub VI Corporation (“Merger Sub”), a wholly owned subsidiary of United Rentals (North America), Inc. (“URNA”), which is a wholly owned subsidiary of United Rentals, Inc. (“URI”).

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock, par value USD $0.0001, of General Finance Corporation (“GFN”) described in this press release has not commenced. At the time the tender offer is commenced, URNA and Merger Sub will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and GFN will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully when they become available and considered before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, URNA, Merger Sub and GFN with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials also may be obtained for free under the “Our Company—Investor Relations—SEC Filings” section of URI’s website at https://unitedrentals.gcs-web.com/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents also may be obtained for free from GFN under the “Investor Information—SEC Information” section of GFN’s website at https://generalfinance.com/sec-information/.

Item 12. Exhibits

Exhibit 99.1	Email to United Rentals, Inc. Employees, dated April 15, 2021.
Exhibit 99.2	Letter to Pac-Van, Lone Star and Southern Frac Employees, dated April 15, 2021.
Exhibit 99.3	Letter to Pac-Van Canada (Container King) Employees, dated April 15, 2021.
Exhibit 99.4	Letter to Royal Wolf Employees, dated April 15, 2021.